As filed with the U.S. Securities and Exchange Commission on March 14, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Prudential Public Limited Company

(Exact name of issuer of deposited securities as specified in its charter)
N/A(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Jackson National Life Insurance Company
1 Corporate Way Lansing, MI 48951
(517) 381-5500
Attention: General Counsel
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Prudential Public Limited Company	50,000,000 American Depositary Shares	$0.05	$2,500,000	$98.25
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and final sentence on face
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Reverse, paragraph (3)
	(iii)	Collection and distribution of dividends	Face, paragraphs (4), (5) and (8); Reverse, paragraph (1)
	(iv)	Transmission of notices, reports and proxy soliciting material	Face, paragraph (11); Reverse, paragraphs (3) and (5)
	(v)	Sale or exercise of rights	Face, paragraphs (4) and (7); Reverse, paragraph (1)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (3) and (7); Reverse, paragraphs (1) and (4)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse, paragraphs (9) and (10) (no provision for extension)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Reverse, paragraph (5)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)
	(x)	Limitation upon the liability of the Depositary	Reverse, paragraph (7)
(3) Fees and Charges			Face, paragraph (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)
Statement that Prudential Public Limited Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Face, paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of June 2000 among Prudential Public Limited Company, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York) as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement 333-12168, which is incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 14, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Prudential plc certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on March 12, 2008.

Prudential plc
By:	/s/Mark Tucker
Name:	Mark Tucker ACA
Title:	Group Chief Executive

Know all persons by these presents that each of the undersigned constitutes and appoints Mark Tucker and Philip Broadley, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 12, 2008.

By:	/s/Sir David Clementi
Name:	Sir David Clementi FCA MBA
Title:	Chairman
By:	/s/Mark Tucker
Name:	Mark Tucker ACA
Title:	Group Chief Executive, Executive Director
By:	/s/Philip Broadley
Name:	Philip Broadley FCA
Title:	Group Finance Director, Executive Director
By:	/s/Clark Manning
Name:	Clark Manning
Title:	President and Chief Executive Officer—Jackson National Life, Executive Director

By:	/s/Michael McLintock
Name:	Michael McLintock
Title:	Chief Executive—M&G, Executive Director
By:	/s/Barry Stowe
Name:	Barry Stowe
Title:	Chief Executive—Prudential Corporation Asia, Executive Director
By:	/s/Nick Prettejohn
Name:	Nick Prettejohn
Title:	Chief Executive—U.K. and European Operations, Executive Director
By:	/s/Sir Win Bischoff
Name:	Sir Win Bischoff
Title:	Non-Executive Director
By:	/s/Keki Dadiseth
Name:	Keki Dadiseth FCA
Title:	Non-Executive Director
By:	/s/Michael Garrett
Name:	Michael Garrett
Title:	Non-Executive Director
By:	/s/Ann Godbehere
Name:	Ann Godbehere FCGA
Title:	Non-Executive Director
By:	/s/Bridget Macaskill
Name:	Bridget Macaskill
Title:	Non-Executive Director
By:	/s/Kathleen O'Donovan
Name:	Kathleen O'Donovan ACA
Title:	Non-Executive Director
By:	/s/James Ross
Name:	James Ross
Title:	Non-Executive Director

By:	/s/Lord Turnbull
Name:	Lord Turnbull KCB CVO
Title:	Non-Executive Director
By:	/s/Clark Manning
Name:	Clark Manning
Title:	Authorized Representative in the United States President and Chief Executive Officer - Jackson National Life, Executive Director

INDEX OF EXHIBITS

Exhibit Number

(a)(2)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 certification